SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                              GRUBB & ELLIS COMPANY
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   40009-52-0
                                 (CUSIP Number)

                                Martin H. Neidell
                            Stroock & Stroock & Lavan
                   7 HANOVER SQUARE, NEW YORK, NEW YORK 10004
                                  212-806-5836
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 11, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------             ------------------------------
CUSIP No. 40009-52-0                        Page 2 of __ Pages
-------------------------------             ------------------------------

--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus Investors, L.P.
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)
                                                                      (b)  X

--------------------------------------------------------------------------

3      SEC USE ONLY
--------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
--------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
      SHARES
                   -------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER            10,443,339
     OWNED BY
                   -------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                   -------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                                              10,443,339
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,443,339
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       *
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             57.1%
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------             ------------------------------
CUSIP No. 40009-52-0                        Page 3 of __ Pages

--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E. M. Warburg, Pincus & Co., Inc.
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)
                                                                      (b) X
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
     SHARES
                   -------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER            10,443,339
     OWNED BY
                   -------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                   -------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                                              10,443,339
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,443,339
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       *
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             57.1%
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       CO

                                  SCHEDULE 13D



-------------------------------             ------------------------------
CUSIP No. 40009-52-0                        Page 4 of __ Pages
-------------------------------             ------------------------------

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       E. M. Warburg, Pincus & Company
--------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)
                                                                      (b) X

--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
-------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
      SHARES
                   -------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER            10,443,339
     OWNED BY
                   -------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                   -------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                                              10,443,339
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,443,339
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       *
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             57.1%
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       PN

                                  SCHEDULE 13D
-------------------------------             ------------------------------
CUSIP No. 40009-52-0                        Page 5 of __ Pages
--------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Warburg, Pincus & Co.
--------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)
                                                                      (b) X
--------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       Not Applicable
--------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------
    NUMBER OF        7    SOLE VOTING POWER
     SHARES
                   -------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER            10,443,339
     OWNED BY
                   -------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING
                   -------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER
       WITH                                              10,443,339
--------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             10,443,339
--------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES
       *
--------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             57.1%
--------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       PN

         This Amendment No. 8 to Schedule 13D is being filed on behalf of Warburg, Pincus Investors, L.P. ("WPI") and certain of its affiliated entities (the "Reporting Entities") relating to the common stock, par value $.01 per share (the "Common Stock"), of Grubb & Ellis Company, a Delaware corporation (the "Company"). Terms defined in the original Schedule 13D, as amended, shall have the same meaning when used herein. This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      On October 22, 1996, WPI acquired from The Prudential Insurance Company of America ("Prudential"), pursuant to a Sale and Assignment Agreement the following securities (the "Securities") of the Company owned by Prudential: (a) $5,000,000 Principal Amount Amended and Restated Revolving Credit Note due November 1, 1999; (b) $6,500,000 Amended and Restated 9.90% Senior Note due November 1, 1998; (c) $3,500,000 Principal Amount Amended and Restated 9.90% Senior Note due November 1, 1998((a), (b) and (c) above are sometimes collectively referred to as the "Senior Notes"); (d) $10,900,834.33 Principal Amount Amended and Restated 10.65% Subordinated Payment-In-Kind Note due November 1, 2001; (e) $1,520,058.79 Principal Amount 11.65% Subordinated Payment-In-Kind Note due November 1, 2001; (f) $723,517.03 Principal Amount 11.65% Subordinated Payment-In-Kind Note due November 1, 2001; ((d), (e) and (f) above are sometimes referred to as the "PIK Notes");(g) 130,233 Shares of Junior Convertible Preferred Stock; (h) Warrant No. 16 to subscribe for 200,000 shares of Common Stock ("Warrant No. 16") and (i) New Warrant No. 17 to subscribe for 150,000 shares of Common Stock ("Warrant No. 17"). The securities set forth in
(d) through (g) above are sometimes referred to as the "Purchased Securities".

      As the result of the transaction described in Item 6, WPI is the beneficial owner of 10,443,339 shares of Common Stock through its direct ownership of (i) 9,105,981 shares of Common Stock, including 4,828,548 shares received by WPI on conversion of 128,266 shares of Senior Preferred Stock, and
(ii) warrants to purchase an aggregate of 1,337,358 shares of Common Stock. The shares of Common Stock and warrants, upon exercise, represent approximately 57.1% of the shares of Common Stock calculated in accordance with Rule 13d-3(d)(1)(i). WPC, EMW and E.M. Warburg may be deemed to own beneficially the shares of Common Stock beneficially owned by WPI.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      On December 11, 1996, the Company, WPI and Joe F. Hanauer ("Hanauer") entered into a tri-party agreement (the "Tri-Party Agreement") pursuant to which
(a) WPI sold the Purchased Securities to the Company for an aggregate purchase price equal to $10 million, plus accrued interest of $69,315.07; (b) the PIK Notes were cancelled; (c) Warrant No. 16 and Warrant No. 17 were amended to extend the term thereof to January 29, 2002; (d) WPI transferred to Hanauer a portion of Warrant No. 16 representing the right to purchase 14,286 shares of the Company's Common Stock and a portion of Warrant No. 17 representing the right to purchase 10,714 shares of the Company's Common Stock; (e) WPI converted its shares of Senior Convertible Preferred Stock of the Company into 4,828,548 shares of Common Stock; (f) WPI gave notice to Prudential to convert its Junior Convertible Preferred Stock into Common Stock; (g) the Purchased Securities were cancelled; (h) WPI and others entered into a Registration Rights Agreement; (i) WPI granted to the Company a new option; and (j) the Stockholders Agreement was terminated.

      Pursuant to the Tri-Party Agreement, the Company and WPI entered into the Option Agreement dated as of December 11, 1996 (the "Option Agreement"), which allows the Company to purchase the Senior Notes at a purchase price of $13 million plus any accrued and unpaid interest due to WPI at an annual rate of 10% through the last day of January 1997 and 12% thereafter, payable on the last day of each month during the Second Option Term (as defined below), in arrears. "Second Option Term" means from December 11, 1996 through April 16, 1997, unless the Company is in active discussions with a lender or investor expressing interest in funding the purchase price, in which case the term would be extended to July 15, 1997. Accrual and payment of interest on the Senior Notes will be waived during the Second Option Term. If the Second Option is not exercised, interest on the Senior Notes will begin to accrue pursuant to the terms of the Senior Notes on the expiration of the Second Option Term. After the expiration of the Second Option Term, the Company will have the right to repay the Senior Notes for $13 million only if such repayment is in cash.

      In connection with the Tri-Party Agreement, WPI executed a letter dated December 9, 1996 addressed to Mr. Hanauer (the "Warburg/Hanauer Letter") confirming their understanding that, in connection with the closing of the Tri-Party agreement, WPI will cause the directors of the Company nominated by WPI to nominate Mr. Hanauer for election to the Board of Directors of the Company at the 1997 and 1998 annual meetings of the stockholders. In addition, WPI agreed to vote all of its shares of Common Stock in favor of Mr. Hanauer's election to the Board of Directors of the Company.

      Pursuant to the Tri-Party Agreement, Mr. Hanauer, the Company, WPI and others entered into a Registration Rights Agreement which grants WPI and others various demand and piggyback registration rights.

      The Tri-Party Agreement, Option Agreement, Warburg/Hanauer Letter and the Registration Rights Agreement are attached hereto as exhibits and the statements contained herein with respect to such agreements are qualified in their entirety by reference to the complete text of such agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Tri-Party Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.*

Exhibit 2           Letter Agreement by and among Warburg, Pincus
                    Investors, L.P., a Delaware limited partnership, and Joe F. Hanauer.*

Exhibit 3 Registration Rights Agreement dated as of December 11, 1996 by and among Grubb & Ellis Company, a Delaware corporation, Warburg, Pincus Investors, L.P., a Delaware limited partnership, Joe F. Hanauer, Mike Kojaian, Kenneth
                    J. Kojaian and C. Michael Kojaian.*

Exhibit 4 Option Agreement dated as of December 11, 1996 between Warburg, Pincus Investors, L.P. and Grubb & Ellis Company.

------------

* Filed as an exhibit to the Schedule 13D filed by Joe F. Hanauer with the Securities and Exchange Commission on December 18,1996 and incorporated herein by reference.

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         WARBURG, PINCUS INVESTORS, L.P.

                           By: WARBURG, PINCUS & CO.,
                                 General Partner


                         By:/s/Reuben S. Leibowitz
                              Reuben S. Leibowitz, Partner


                           E. M. WARBURG, PINCUS & CO., INC.


                           By:/s/Reuben S. Leibowitz
                              Reuben S. Leibowitz, Managing
                                Director


                         E. M. WARBURG, PINCUS & COMPANY


                           By:/s/Reuben S. Leibowitz
                              Reuben S. Leibowitz, Partner


                              WARBURG, PINCUS & CO.


                           By:/s/Reuben S. Leibowitz
                              Reuben S. Leibowitz, Partner

Dated: December 18, 1996

                           EXHIBIT INDEX

EXHIBIT                   DESCRIPTION                     PAGE NO.

  1           Tri-Party Agreement dated as of
              December 11, 1996 by and among
              Grubb & Ellis Company, a Delaware
              corporation, Warburg, Pincus
              Investors, L.P., a Delaware limited
              partnership, and Joe F. Hanauer.

  2           Letter Agreement by and among
              Warburg, Pincus Investors, L.P.,
              a Delaware limited partnership,
              and Joe F. Hanauer.

  3           Registration Rights Agreement
              dated as of December 11, 1996 by
              and among Grubb & Ellis Company,
              a Delaware corporation, Warburg,
              Pincus Investors, L.P., a Delaware
              limited partnership, Joe F. Hanauer,
              Mike Kojaian, Kenneth J. Kojaian and
              C. Michael Kojaian.

  4           Option Agreement dated as of
              December 11, 1996 between Warburg,
              Pincus Investors, L.P. and Grubb &
              Ellis Company.